

July 8, 2013

Via E-mail
Mr. Gregory A. Hann
Chief Financial Officer
Wesco Aircraft Holdings, Inc.
27727 Avenue Scott
Valencia, CA 91355

      RE: Wesco Aircraft Holdings, Inc.
      Form 10-K for the Year ended September 30, 2012
      Filed November 30, 2012
      File No. 1-35253

Dear Mr. Hann:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.   In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended September 30, 2012

Liquidity and Capital Resources, page 53

1. In future filings, please disclose the amount available to you under your credit arrangements as of the most recent balance sheet date that can be borrowed without breaching any covenants. Refer to Section 501.13 of the Financial Reporting Codification for guidance.

2. On page 56 you state the reasons for the increase in the inventory balance was "to support the growth in sales during the year ended September 30, 2012, as well as strategic purchase in anticipation of the expected industry growth cycle." While revenue increased in fiscal year 2012, ending inventory increased relative to cost of sales and sales, and there were over 400 days in ending inventory at year-end. In future filings, please provide additional detail to your explanation of the changes in the inventory balance, with

quantified information where available and useful to an investor. Provide additional details regarding your expectations for improved industry conditions and explain the specific actions you have taken and their impact on your inventory balance.

Contractual Obligations, page 58

3. In future filings, please include estimates of future variable interest payments in the table or in a footnote to the table. Provide appropriate disclosure with respect to your assumptions. To the extent you are party to any interest rate swaps in the future, you would also need to disclose estimates of the amounts you would be obligated to pay, to the extent you are in the position of paying cash rather than receiving cash under the swaps.

Note 20 – Segment Reporting, page 96

4. In future filings please disclose your revenues from external customers for each product and service or each group of similar products and services. Refer to ASC 280-10-50-40 and 280-10-50-38.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, the undersigned Accounting Branch Chief at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief